Exhibit BB

Press Release

Paris, 16 November 2015

No.17/15

Planned Merger of MPI and Maurel & Prom

AVAILABILITY OF THE INFORMATION DOCUMENT RELATED TO

THE MERGER-ABSORPTION OF MPI BY MAUREL & PROM

As part of the merger with Maurel & Prom, the Company hereby informs its shareholders that the information document related to the merger-absorption of the Company by Maurel & Prom provided for in article 212-4 3° of the general regulations of the Autorité des Marchés Financiers (AMF) has been filed with the AMF on 13 November 2015 under number E.15-078.

This document is available free of charge to the public at the Company’s registered office, 51, rue d’Anjou – 75008 Paris. It may also be consulted on the Company’s website (www.mpienergy.com) and the AMF’s website (www.amf-france.org).

The main characteristics of the planned merger are presented in the summary of the document reproduced below:

PRESENTATION OF THE COMPANIES

Absorbing company

Maurel & Prom is a French “société anonyme” (limited company) with a Board of Directors with share capital of €93,604,436.31 divided into 121,564,203 fully paid-up shares of the same class, with a nominal value of €0.77 each.

Maurel & Prom is listed for trading on compartment A of the Euronext Paris regulated market under the ISIN code FR0000051070.

Maurel & Prom’s registered office is located at 51 rue d’Anjou – 75008 Paris. The Company is entered in the Commercial and Companies Register of Paris under number 457 202 331.

Maurel & Prom is an oil company specialising in the production of hydrocarbons (oil and gas). The Maurel & Prom Group’s assets are located in Africa, Latin America and North America.

The Maurel & Prom Group’s strategy is based on capitalising its production assets and rapidly bringing its discoveries into production.

The Maurel & Prom Group’s production comes from developed assets with production capacities which are adapted to production levels and which as a result only require limited investments in future.

Production operations thus allow the Maurel & Prom Group to generate significant cash flow. Generated free cash flow therefore allows the Group to reimburse its debt, compensate its shareholders and expand its asset base.

Oil production comes from assets in Gabon and gas production from assets in Tanzania.

The amount of the Maurel & Prom Group’s oil income mainly depends on production levels and reference price levels, i.e. Brent. Gas selling prices are fixed.

As well as its production operations, the Maurel & Prom Group has an oil services business, developed by its subsidiary Caroil, which owns seven drilling rigs.

The table below provides a breakdown of sales from Maurel & Prom Group operations.

In €M (except for the exchange rate)	Q4 2014	2014	Q1 2015	Q2 2015	Q3 2015
Exchange rate	1.25	1.33	0.89	0.91	0.90
Oil production	100.5	505.0	59.8	82.4	44.1
Gabon	100.1	503.7	59.4	81.9	42.6
Tanzania	0.4	1.4	0.4	0.5	1.5
Oil services	11.0	45.2	10.1	5.5	3.0
Consolidated sales	111.5	550.4	69.9	87.9	47.1

The Maurel & Prom Group’s consolidated sales were €157.8 million for the first half of 2015 and 47.1 million for the third quarter 2015, for consolidated sales of €204.8 million for the first nine months of the 2015 financial year.

As at the date of this Document, the majority of the Maurel & Prom Group’s hydrocarbon production is in Gabon. Gas production began on 20 August 2015 in Tanzania and the first sales took place in September 2015.

In terms of exploration, the Maurel & Prom Group has selected quality permits, which are a solid source of growth.

As at the date of this Document, areas of oil exploration are mainly located in Africa (Gabon, Namibia and Tanzania), Columbia, Myanmar and Canada. The Maurel & Prom Group is present in Myanmar and Canada via Saint-Aubin Energie, a joint investment vehicle created with listed company MPI (33.33%-owned by Maurel & Prom and 66.67%- owned by MPI), in order to diversify its asset portfolio.

The Maurel & Prom Group’s exploration expenses are strictly limited to legal expenses (excluding Gabon) and voluntary work (Gabon), i.e. around US$15 million for the second half of 2015.

The value of an oil company largely depends on the reserves and resources to which it has access. The Maurel & Prom Group’s reserves correspond to volumes of hydrocarbons recoverable from fields already in production or volumes revealed by discovery and delineation wells that can be operated commercially. The P1 (proven), P2 (probable) and P3 (possible) oil reserves, net of royalties, were evaluated by DeGolyer and MacNaughton on 1 January 2015. Gas reserves were evaluated by RPS Energy as at 31 December 2014.

In line with the Maurel & Prom Group’s traditional policy, reserves are presented net of royalties as Maurel & Prom’s share, before contract-specific taxes (e.g. Production Sharing, concessions, etc.). Gas reserves reflect the Maurel & Prom Group’s share. Royalties due under the Production Sharing Agreement are paid by TPDC (Tanzanian Petroleum Development Corporation) in accordance with the agreements in place. The Maurel & Prom Group’s P1+P2 reserves totalled 207.1 million barrels of oil equivalent (Mboe) as at 1 January 2015, broken down as follows:

•    171.6 million barrels of oil (Mbls) (P1+P2 oil reserves in Gabon as at 1 January 2015 with P1 proven oil reserves representing 73% of certified P1+P2 reserves); and

•    212.9 billion cubic feet of gas (Bcf), i.e. 35.5 Mboe (Maurel & Prom Group share) (P1 + P2 gas reserves in Tanzania as at 31 December 2014 with P1 proven gas reserves representing 63% of certified P1+P2 reserves.

• Change in P1+P2 reserves net of royalties (In Mboe)

The discoveries made on the Ezanga production sharing agreement (EZNI-1D and EZMAB-1D) in December 2014 and January 2015 are not taken into account in the above-mentioned evaluation of reserves as at 1 January 2015 but production has started since October 2015.

Glossary:

P1 (proven) reserves: gas and oil reserves “reasonably certain” to be producible using current technology, at current prices, with current commercial terms and government consent. In the industry, these are also known as P1 reserves and as P90 reserves, because they have at least a 90% chance of being produced.

P2 (probable) reserves: gas and oil reserves “reasonably probable” to be producible using current technology, at current prices, with current commercial terms and government consent. In the industry, these are also known as P2 reserves and as P50 reserves, because they have at least a 50% chance of being produced.

Absorbed company

MPI is a French “société anonyme” (limited company) with a Board of Directors with share capital of €11,533,653.40 divided into 115,336,534 fully paid-up shares of the same class, with a nominal value of €0.10 each.

MPI is listed for trading on compartment B of the Euronext Paris regulated market under the ISIN code FR0011120914.

MPI’s registered office is located at 51 rue d’Anjou – 75008 Paris. The Company is entered in the Commercial and Companies Register of Paris under number 517 518 247.

MPI is active in the upstream sector of the oil and gas industry, and, more precisely, in the domain of hydrocarbon exploration and production. The company’s main exploration and production activities, as at the date of this Document, are located in Nigeria through Seplat and in Myanmar and Canada via the Saint-Aubin Energie joint venture.

As at the date of this Document, MPI holds interests and stakes in oil projects through subsidiaries or companies, which, with the exception of Seplat, do not operate said projects.

• Seplat’s asset portfolio

As at the date of this Document, Seplat owns interests, directly or indirectly, in six permits (Oil Mining License 4, 38, 41, 53, 55 and Oil Prospecting License 283). These permits include developed fields in production, undeveloped discovered fields, as well as a 24-inch diameter pipeline with a daily capacity of 144,000 barrels.

• Seplat share of reserves (before royalties)

The Seplat share of P1+P2 reserves (before royalties) were estimated at 281 Mboe (139 Mbls of oil and 826 Bcf of gas) as at 31 December 2014, which represents a year-on-year increase of 24% and a reserve replacement rate in excess of 400%.

	Oil + condensate	Natural gas	Total oil equivalent
	Mbls	Bcf	Mboe
Reserves as at 31/10/2013	111.5	663.3	225.8
Revision	36.5	184.1	67.4
Discoveries	1.8	0	1.8
Production	(10.4)	(21.4)	(14.1)
RESERVES AT 31/12/2014	138.5	827.0	281.1

• Seplat key figures as at 31 December 2014

SEPLAT KEY FIGURES AS AT 31/12/2014

In US$ M	2014	2013	Chg.
Sales	775	880	-12%
Gross profit	459	549	-16%
EBIT	290	479	-39%
Income before tax	252	458	-45%
Net income	252	550	-54%
Operational cash flow*	353	458	-23%
Seplat working interest production (boepd) (before royalties)	30,823	30,600	+1%
Sale price – oil ($/b)	97.21	110.7	-12%
Sale price – gas ($/Mcf)	1.9	1.7	+12%

•    Saint-Aubin Energie assets and activity

Maurel & Prom (33.33% share) and MPI (66.67% share) are shareholders of Saint-Aubin Energie, allowing both companies to jointly develop new projects. Investments by Saint-Aubin Energie totalled €56 million as at 31 December 2013 and €82 million as at 31 December 2014.

Projects in which subsidiaries of Saint-Aubin Energie hold stakes are not yet in the production phase. These projects are managed by third-party operators.

Saint-Aubin Energie has assets in Canada (in Alberta, the Gaspé Peninsula, and on Anticosti Island) and in Myanmar.

Maurel & Prom and MPI shareholding structure	• Maurel & Prom’s shareholding structure as at 14 October 2015 (estimated)
	Shareholders	Number of shares	Share capital	Exercisable voting rights		Theoretical voting rights*
	Institutional shareholders	49,880,304	41.03%	49,880,304	39.10%	49,880,304	37.47%
	Pacifico S.A.	58,500	0.05%	58,500	0.05%	58,500	0.04%
	Macif	8,324,204	6.85%	8,324,204	6.53%	8,324,204	6.25%
	Other	41,497,600	34.14%	41,497,600	32.53%	41,497,600	31.17%
	Registered shareholders	31,570,695	25.97%	42,536,876	33.35%	42,536,876	31.95%
	o/w Pacifico S.A.	28,691,116	23.60%	38,296,406	30.02%	38,296,406	28.77%
	Treasury shares	5,562,334	4.58%	—	—	5,562,334	4.18%
	Employees	1,152,220	0.95%	1,743,048	1.37%	1,743,048	1.31%
	Public and other	33,398,650	27.47%	33,398,650	26.18%	33,398,650	25.09%

	Total Pacifico S.A. (bearer and registered)	28,749,616	23.65%	38,354,906	30.07%	38,354,906	28.81%

	TOTAL	121,564,203	100%	127,558,878	100%	133,121,212	100%

* Theoretical voting rights correspond to the total number of voting rights attached to the total number of shares, including treasury shares and non-voting shares.

As at the date of this Document, Pacifico S.A. and Macif’s stakes remain unchanged.

Maurel & Prom’s treasury shares decreased from 5,623,094 shares (i.e. 4.63%) as at 30 June 2015 to 5,604,395 shares (i.e. 4.61%) as at 31 October 2015.

• MPI’s shareholding structure as at 14 October 2015 (estimated)

Shareholders	Number of shares	Share capital	Exercisable voting rights		Theoretical voting rights*
Pacifico S.A.	28,749,616	24.93%	28,749,616	25.98%	28,749,616	24.93%
Macif	8,324,204	7.22%	8,324,204	7.52%	8,324,204	7.22%
Treasury shares	4,676,989	4.06%	—	—	4,676,989	4.06%
Public**	73,585,725	63.80%	73,585,725	66.50%	73,585,725	63.80%

TOTAL	115,336,534	100%	110,659,545	100%	115,336,534	100%

*       Theoretical voting rights correspond to the total number of voting rights attached to the total number of shares, including treasury shares and non-voting shares.

**     Of which 6,437,477 shares owned by Allan Grey International Proprietary Limited, i.e. 5.58% of MPI’s share capital (information from the reporting threshold declaration carried out for regularisation purposes and published on the AMF’s website on 16 October 2015).

As at the date of this Document, Pacifico S.A. and Macif’s stakes remain unchanged. MPI’s treasury shares increased from 4,569,711 shares (i.e. 3.96%) as at 30 June 2015 to 4,676,989 shares (i.e. 4.06%) as at 30 October 2015.

•    Post-merger shareholding structure (based on Maurel & Prom and MPI shareholders as estimated at 14 October 2015)

Shareholders	Number of shares	Share capital	Exercisable voting rights*		Theoretical** voting rights*
				on 196,220,843		on 201,783,177
Pacifico S.A.	45,177,968	24.45%	58,846,631	29.99%	58,846,631	29.16%
Macif	13,080,892	7.08%	13,080,892	6.67%	13,080,892	6.48%
Employees	1,152,220	0.62%	1,743,048	0.89%	1,743,048	0.86%
Treasury shares	5,562,334	3.01%	—	—	5,562,334	2.76%
Public***	119,824,815	64.84%	122,550,272	62.46%	122,550,272	60.73%

TOTAL	184,798,229	100%	196,220,843	100%	201,783,177	100%

* The breakdown of voting rights takes into account the activation, as at 15 December 2015, of the double voting rights of registered MPI shares held since 15 December 2011.
** Theoretical voting rights correspond to the total number of voting rights attached to the total number of shares, including treasury shares (non-voting shares).
*** Allan Gray owns 6,437,477 shares which, based on the adopted exchange ratio, correspond to 3.48% of the share capital.

Links in terms of capital	As at the date of this Document, Maurel & Prom and MPI have no links with one another in terms of capital.

However, Maurel & Prom and MPI have two reference shareholders in common, Pacifico S.A. and Macif.

Pacifico S.A. and Macif were originally two of Maurel & Prom’s reference shareholders. They became MPI shareholders following the distribution of MPI shares to Maurel & Prom’s shareholders as voted by the latter on 12 December 2011, following which Maurel & Prom shareholders received one MPI share for each Maurel & Prom share with dividend rights.

The organisation chart below illustrates this common shareholding structure:

Common Directors and Executive Officers	As at the date of this Document, Maurel & Prom and MPI have Directors and executive officers in common:
		Maurel & Prom	MPI
	Jean-François Hénin	• Director	• Director
		• Chairman of the Board of Directors	• Chairman of the Board of Directors

	Xavier Blandin	Independent Director[1]	• Director
• Chief Executive Officer
	Nathalie Delapalme	Independent Director[2]	Independent Director[3]

	Emmanuel de Marion de Glatigny	Director	Director

	Michel Hochard	Chief Executive Officer	Deputy Chief Executive Officer

Company risk factors

Risk factors relating to Maurel & Prom and MPI and to their activities are described (i) for Maurel & Prom, in the “Risk factors” section of the Maurel & Prom 2014 Annual Report and the Update to the Maurel & Prom Annual Report and (ii) for MPI, in the “Risk factors” section of the MPI 2014 Annual Report and the Update to the MPI Annual Report.

Readers’ attention is draw to the fact that the risks presented in the aforementioned documents are not intended to be an exhaustive list of risks relating to the company in question or a full description of these risks. As a result, other risks which are unknown to Maurel & Prom and MPI as at the date of this Document or which are not considered as being likely to have a negative impact on their activity as at the date of this Document may exist.

The main risks identified and described in these documents are as follows:

[1]	As defined by the AFEP-MEDEF Corporate Governance Code for listed companies as revised in June 2013 (the “AFEP-MEDEF Code”).
[2]	As defined by the AFEP-MEDEF Code.
[3]	As defined by the AFEP-MEDEF Corporate Governance Code for Midcaps published by Middlenext in December 2009 (the “Middlenext Code”).

• For Maurel & Prom:

•    risks linked to the Group’s oil and gas exploration and production activities (risks linked to the regulatory procedure for obtaining and renewing certain permits, risks linked to the appreciation of reserves, risks linked to the exploration and renewal of reserves, risks linked to the production capacity and routing of hydrocarbons, political risks, risks linked to competition, industrial and environmental risks, risks linked to the possible dependence of the Group on customers, suppliers or subcontractors);

• financial risks (risks of fluctuations in hydrocarbon prices, foreign exchange risk, liquidity risk, interest rate risk, equity risk, counterparty risk); and

•    legal risks (legal risks associated with the hydrocarbon sector, risks for the Company in the event of a change of control and ownership, legal risks linked to the regulatory framework of exploration and production activities in the hydrocarbon sector, risks linked to unresolved disputes, risks linked to claims not covered by insurance).

• For MPI:

•    main risks linked to the Company’s oil business (risks linked to the exploration, renewal of reserves and decisions affecting permits, risks linked to the identification and appreciation of reserves and resources, risks linked to the production capacity and routing of hydrocarbons, industrial and environmental risks, risks linked to competition);

• financial risks (risks of fluctuations in hydrocarbon prices, foreign exchange risk, liquidity risk, market risk);

•    risks linked to the Company’s 21.76% minority stake in Seplat, its only significant operational asset which is located in Nigeria (risks linked to the lack of a majority stake in Seplat’s capital, risks linked to Seplat, risked linked to establishment in Nigeria); and

•    other risks (risks linked to operational dependence in relation to the Maurel & Prom Group, risks linked to the Company’s shareholding structure and management, risks linked to possible legal proceedings).

PRESENTATION OF THE TRANSACTION

Grounds for and objectives of the merger	The planned merger is in line with a strategy of sector consolidation and would allow the new entity to enjoy:
• financial means strengthened by:
• a sound balance sheet and a combination of substantial cash flow from production in Gabon and Tanzania and dividends from Seplat in Nigeria;
• improved access to financial markets; and
• cost synergies and substantial tax savings;
• an attractive combination of developed onshore assets providing a favourable oil (variable price) / gas (fixed price) product mix and greater geographic diversification combining:
• operated assets which generate major oil production and offer long-term visibility (Gabon);

• operated assets for which gas production started on 20 August 2015 providing exposure to Eastern African countries (Tanzania);

• a substantial (21.76%) stake in Seplat, one of the leading indigenous operators in Nigeria with major growth prospects;

• major potential growth prospects in Canada; and

• exploration zones in Columbia, Myanmar and Namibia.

Considering the characteristics of these assets, the new merged entity would become a leading player among the oil juniors.

Moreover, the consolidated entity would provide investors with an attractive investment vehicle in terms of liquidity and market capitalisation.

The new entity, which will provide a temporary solution, will play an active role in a project aimed at creating a European leader among medium-sized companies within the European oil exploration and production sector. Discussions are currently underway to identify the potential partners with which to build a larger and more diversified Group.

Exchange ratio

The exchange ratio set for this merger is 1 Maurel & Prom share for 1.75 MPI share (corresponding to 4 Maurel & Prom shares for 7 MPI shares). It takes into account the extraordinary dividend of a total of €51,901,440.30 based on share capital made up of 115,336,534 shares, i.e. €49,796,795.25 excluding treasury shares, which will be proposed to MPI shareholders at the General Shareholders’ Meeting called to approve the merger.

The merger	As at 15 October 2015, MPI held 4,676,989 of its own shares, which will be deducted from the transferred net asset so that the contribution of these shares is not compensated.

As a result, Maurel & Prom will increase its share capital by a nominal amount of €48,690,200.02 through the creation of 63,234,026 new shares with a nominal value of €0.77 each to be allocated to MPI shareholders (other than MPI itself), thus increasing Maurel & Prom’s share capital from €93,604,436.31 to €142,294,636.33.

The merger premium, to which both existing and new Maurel & Prom shareholders shall have rights, will be €305,059,388.98, equal to the difference between the value of the assets transferred by MPI (€353,749,589), and the nominal value of the shares created as part of the capital increase by Maurel & Prom in consideration for capital contributions (€48,690,200.02).

The shares issued will carry current dividend rights as from the completion of the capital increase.

Pacifico S.A.‘s commitments	As part of the instruction by the AMF of the file relating to the planned merger, Pacifico S.A., a shareholder of MPI and Maurel & Prom, confirmed to the AMF its commitments:

• not to cross the 30% MPI voting rights threshold calculated pursuant to Article 223-11, I of the AMF General Regulations and to take all necessary measures to that end; and

•    to neutralise, at the MPI General Shareholders’ Meeting called to approve the merger, all double voting rights attached to the MPI shares held in a registered account by Pacifico S.A. that it will benefit as from 15 December 2015, so that Pacifico S.A. exercises at the aforementioned General Shareholders’ Meeting or any other General Shareholders’ Meeting called to approve the merger only 28,749,616 MPI voting rights it holds as at the date of the Document.

Risk factors linked to the merger	The risk factors linked to the merger are described in paragraph 3.2 of this Document and are summarised below:

• The value of Maurel & Prom shares issued in consideration for the merger is subject to change;

• Any delays in the fulfilment of conditions precedent may result in the failure of the transaction;

•    Pro forma financial information presented by Maurel & Prom in paragraph 4 of this Document is provided solely for information purposes and, as a result, does not constitute Maurel & Prom’s actual consolidated net income and does not prejudge the merged entity’s distributive capacity in future years. The macro-economic position and in particular oil prices will be determining factors in establishing future distributive capacity of the merged entity.

Value of capital contributions

With €449,926,032 of assets contributed (less the net book value of 4,676,989 treasury shares held by MPI) and €13,119,425 of assumed liabilities, net assets contributed by MPI, restated for the dividends paid to MPI shareholders since 1 January 2015 (i.e. €33,260,222.10) and the extraordinary dividend of €0.45 for each MPI share with dividend rights proposed to MPI shareholders at the General Shareholders’ Meeting of 17 December 2015, totalled €353,749,589.

Number of Maurel & Prom shares to be issued

63,234,026 shares with a nominal value of €0.77 each, with the exchange ratio set for this merger of 1 Maurel & Prom share for 1.75 MPI share (corresponding to 4 Maurel & Prom shares for 7 MPI shares).

Amount of the capital increase	€48,690,200.02, i.e. Maurel & Prom share capital after the capital increase of €142,294,636.33, divided into 184,798,229 shares with a nominal value of €0.77 each.

Merger premium

€305,059,388.98, it being noted that Maurel & Prom’s Extraordinary General Shareholders’ Meeting called to approve the proposed merger will be asked to authorise the Board of Directors to charge the merger premium with a view to (i) reconstitute, under Maurel & Prom’s liabilities the regulated reserves and provisions on MPI’s balance sheet (ii) offset all the expenses, fees, duties and taxes incurred or due as part of the merger against the merger premium, (iii) deduct the amount required to raise the legal reserve to one-tenth of the new share capital following the merger from the merger premium and (iv) deduct all omitted or unrevealed liabilities relating to the transferred assets from the merger premium.

Listing date

The admission of new Maurel & Prom shares issued in consideration for the merger to trading on the Euronext Paris regulated market will be requested at the earliest opportunity after the completion of the merger.

Market	Euronext Paris regulated market.

Date of draft merger agreement	2 November 2015.

Conditions precedent	The merger is subject to the fulfilment of the following conditions precedent stipulated in favour of each of the parties:

•    confirmation by the AMF that the merger will not result in the obligation for Pacifico S.A. to file a compulsory buyout offer on Maurel & Prom and MPI shares pursuant to Article 236-6 of the AMF General Regulations, it being noted that this condition precedent was fulfilled on 12 November 2015;

• approval by MPI’s Ordinary General Shareholders’ Meeting of 17 December 2015 of the extraordinary dividend of €0.45 for each MPI share with dividend rights;

• approval by MPI’s Extraordinary General Shareholders’ Meeting of 17 December 2015 of the merger under the conditions provided for in the draft merger agreement;

• approval by Maurel & Prom’s Extraordinary General Shareholders’ Meeting of 17 December 2015 of the merger under the conditions provided for in the draft merger agreement.

It is expressly acknowledged that the above-mentioned extraordinary dividend will be paid to MPI shareholders if such dividend is approved by the latter, regardless of whether the proposed merger goes ahead or not.

The fulfilment of these conditions will be sufficiently established vis-à-vis anyone by the presentation of a certified extract of the minutes of the meetings of Maurel & Prom and MPI’s Boards of Directors establishing the fulfilment of conditions precedent.

If the aforementioned conditions are not met by 29 February 2016 (inclusive) at the latest, the draft merger agreement will be considered as null and void, without there being need for any compensation to be paid by either party.

Merger completion date

The merger, and the resulting dissolution of MPI, will be definitively completed (i) on 23 December 2015 at 23:59 in the event that the last of the aforementioned conditions precedent is fulfilled before 23 December 2015 at 23:59 or, failing the fulfilment of the last of the conditions precedent before 23 December 2015 at 23:59, (ii) at 23:59 on the day on which the last of the conditions precedent is fulfilled (the “Completion Date”).

Effective date of the merger	For accounting and tax purposes, retroactive effect as of the first day of MPI’s current fiscal year at the Completion Date.

Merger Auditors

By order of the President of the Paris Commercial Court dated 1 September 2015, Olivier Péronnet and Jacques Potdevin were appointed as Merger Auditors for the proposed merger of Maurel & Prom and MPI.

Independent expert

Associés en Finance, represented by Arnaud Jacquillat, was appointed on a voluntary basis by MPI’s Board of Directors on the recommendation of its ad hoc committee on 27 August 2015, to prepare a report drawn up pursuant to Articles 262-1 et seq. of the AMF General Regulations, AMF Instruction no. 2006-08 and AMF Recommendation no. 2006-15 on independent expert auditing of financial transactions.

Extract of the conclusions of the Merger Auditors’ reports	• Report on the value of capital contributions

Conclusion: “On the basis of our work and as at the date of this report, we are of the view that the value of the contributions of €353,749,589 is not overestimated and, therefore, the net assets contributed are at least equal to the amount of the share issue of the company receiving the contributions increased by the merger premium.”

• Report on the compensation of the contributions
Conclusion: “On the basis of our work and as at the date of this report, we are of the view that the exchange ratio of 1 M&P share for 1.75 MPI share agreed by the parties is fair.”

Extract of the conclusion of the Independent expert’s report

“The proposed merger is subject to confirmation by the Autorité des Marchés Financiers that the merger will not result in the obligation for Pacifico to file a compulsory buyout offer on Maurel & Prom and MPI shares pursuant to Article 236-6 of the AMF General Regulations.

The proposed merger transaction comes under specific market conditions, characterised by oil prices that are at particularly low levels, in a context in which all commodity markets are affected by the slowdown of growth in China and in emerging markets. Oil prices are currently on a par with the oil price per barrel seen at the end of 2008 and the beginning of 2009, at the height of the financial and economic crisis.

As the exposure of Maurel & Prom and MPI to this parameter is different, any changes in the oil price, regardless of the direction, have a major impact on valuation, which is reflected in the comparative change in share prices of both stocks. Any increase in oil prices would lead to an increase in Maurel & Prom’s valuation compared with that of MPI, whereas any decrease in the oil price would lead to a decrease. From this point of view, the proposed merger comes at a time that is unfavourable to Maurel & Prom shareholders.

Against this backdrop of particular volatility and a low point in terms of oil prices, the exchange ratios calculated by discounting future free cash flows are themselves volatile and extremely exposed to the underlying assumptions for this parameter. This explains why valuations provide such a wide range of exchange ratios for those based on the discounting of future free cash flows (net asset value restated according to operational outlook for the various assets). Based on 3-month average oil price forward curves, the implied exchange ratio central value is 1.5, within a range of 1.2 to 1.9 MPI shares for one Maurel & Prom share by varying oil price per barrel assumptions.

The discounted cash flow method (DCF to equity), which provides a more precise estimate of the impact of both companies’ different financial structures on the merger exchange ratio, confirms the exchange ratio’s central value of 1.5 MPI share for one Maurel & Prom share.

Considering the satisfactory market liquidity of both shares, which is nonetheless greater for Maurel & Prom than for MPI, the quoted share prices can be used as a valuation benchmark to assess the proposed exchange ratio. The implied exchange ratio drawn from comparing Maurel & Prom and MPI’s quoted share prices is between 2.3 MPI shares for one Maurel & Prom share (weighted average share price as at 27 August 2015) and 2.9 MPI shares for one Maurel & Prom share (12-month weighted average share price).

The merger will offer greater liquidity to current MPI shareholders and will provide them the opportunity to hold an investment in a more geographically diversified oil junior, which directly operates certain oil fields.

The initial exchange ratio of two MPI shares (after the €0.45 dividend) for one Maurel & Prom share was reviewed to 1.75 MPI share for one Maurel & Prom share to take into account recent market data and specific events that had affected Maurel & Prom. This revised exchange ratio falls within the implied exchange ratio described above (central value of 1.5 based on DCF valuations, 2.3 based on last quoted share prices before the announcement) and, in particular, falls within the range obtained using the discounted free cash flow method.

Our valuations and all the factors described above lead us to conclude that the proposed merger exchange ratio, at 1.75 MPI share for one Maurel& Prom share, is fair.”

Schedule for the main stages of the merger	• Completed stages

	27 August 2015	Decision of the Boards of Directors of Maurel & Prom and MPI, adopting the principle of a merger

Appointment by MPI’s Board of Directors of the independent expert

	1 September 2015	Appointment of the Merger Auditors

	15 October 2015	Decision by Maurel & Prom and MPI’s Boards of Directors to approve the signing of the merger agreement

	2 November 2015	Signing of the draft merger agreement

	4 November 2015	Filing of the draft merger agreement with the Clerk of the Paris Commercial Court

	4 November 2015	Publication on the websites of Maurel & Prom and MPI of the merger notice

	9 November 2015	Filing of the Merger Auditors’ reports on the remuneration of the contributions and on the value of contributions with the Clerk of the Paris Commercial Court

	11 November 2015	Publication in the BALO of the meeting notices for the General Shareholders’ Meetings of Maurel & Prom and MPI called to approve the merger

	12 November 2015	Decision by the AMF confirming that there is no obligation to file a compulsory buyout offer pursuant to Article 236-6 of the AMF General Regulations

	13 November 2015	Registration of Document by the AMF and filing with the AMF of the Update of the Maurel & Prom Annual Report and the Update of the MPI Annual Report

• Future stages

	5 December 2015	Time limit for objections by creditors

	17 December 2015	Maurel & Prom and MPI General Shareholders’ Meetings to approve the merger

	24 December 2015	Admission to trading of the Maurel & Prom shares issued in consideration of the merger

	29 December 2015	Settlement-delivery of the Maurel & Prom shares issued in consideration of the merger – Beginning of trading of the Maurel & Prom shares issued in consideration of the merger
SELECTED FINANCIAL DATA
Pro forma selected financial information as at 31 December 2014

The pro forma financial information presented in this Document is aimed at illustrating, for reference purposes only, the impact of the merger of Maurel & Prom and MPI on the financial statement at 31 December 2014. The pro forma financial information includes:

• the pro forma consolidated statement of financial position as at 31 December 2014 (including the pro forma consolidated balance sheet as at 31 December 2014) (12 months); and
• a pro forma consolidated income statement for the 2014 fiscal year (12 months).
The pro forma financial statements reflect the combining of Maurel & Prom and MPI’s financial statements as at 31 December 2014 and are adjusted as follows:

• recognition of the merger in accordance with IFRS3 – Business Combinations, including the contributions of MPI at fair value (as stated in the draft merger agreement);

•    transfer of an amount of €31 million in results in the pro forma financial information, of the exchange differences recorded in reserves in MPI’s consolidated financial statements for the items prepared in their functional currency in US dollars which will be integrated in functional currency in euros at the time of the merger; and

• transfers between Saint-Aubin Energie’s investments in equity associates and other items due to a change in the method of consolidation.

The pro forma financial position as at 31 December 2014 is as follows:

	Historical information as at 31/12/2014			Pro forma adjustments		Pro forma financial information as at 31/12/2014
In thousands of euros	Maurel & Prom	MPI	merger	adjustments =	change in SAE’s method of consolidation
Sales	550,398	2			171	550,571
Other income	7,395	1,973			0	9,368
Purchases and change in inventories	(24,821)	(1)			0	(24,822)
Other purchases and operating expenses	(110,851)	(2,324)		(4,015)	(2,121)	(119,311)
Tax expense	(47,480)	(275)			(77)	(47,832)
Personnel expenses	(22,695)	(2,766)			(381)	(25,843)
Amortisation and depreciation charges	(86,720)	0			(2)	(86,722)
Impairment of exploration and production assets	(113,386)	0			(2,679)	(116,064)
Provision and impairment of current assets	(8,956)	(68)				(9,024)
Reversals of operating provisions	2,108	0				2,108

Gain (loss) on asset disposals	(294)	0			3	(291)
Other expenses	(4,091)	(322)			(64)	(4,477)
Profit related to MPI negative goodwill			129,102			129,102
EBIT	140,607	(3,782)	129,102	(4,015)	(5,150)	256,764
Gross cost of financial debt	(37,953)	0			(74)	(38,027)
Income from cash	655	0				655
Net gains and losses on financial instruments	12,005	0				12,005
Cost of net financial debt	(25,293)	0	0	0	(74)	(25,367)
Foreign exchange gains or losses	25,807	(1,931)		31,961	(7,459)	48,378
Other financial income and expenses	(11,321)	3,079			(731)	(8,974)
Other financial income and expenses	14,486	1,148	0	31,961	(8,190)	39,404
FINANCIAL INCOME	(10,807)	1,148	0	31,961	(8,264)	14,037
Income before tax	129,800	(2,634)	129,102	27,946	(13,414)	270,801
Income tax	(101,567)	(12,136)		12,136	195	(101,372)
NET INCOME FROM CONSOLIDATED COMPANIES	28,233	(14,770)	129,102	40,082	(13,219)	169,430
Share in income from equity associates	(15,380)	35,020			13,218	32,858
Net income from continuing activities	12,853	20,250	129,102	40,082	(1)	202,287
Net income from discontinued activities	0	29,388				29,388
Consolidated net income	12,853	49,638	129,102	40,082	(1)	231,675
Of which:
• Group earnings per share	13,159	49,638	129,102	40,082	(1)	231,980
• Non-controlling interests	(306)	0				(305)
Average number of dilutive shares*	121,540,401	115,336,534				184,774,427
Group earnings per share	13,159	49,638				231,980
Group diluted earnings per share*	0.11	0.43				1.26

*       Pursuant to implementation of IAS33, the Group diluted earnings per share is equal to the earnings attributable to holders of ordinary shares for the parent company divided by the weighted average number of ordinary shares outstanding during the period, after adjusting the numerator and denominator for the effects of all other dilutive potential ordinary shares. In keeping with IAS33, potential ordinary shares are treated as dilutive if and only if their conversion into ordinary shares would have the effect of reducing the earnings per share from continuing operations.

	Historical information as at 31/12/2014			Pro forma adjustments		Pro forma financial information as at 31/12/2014
In thousands of euros	Maurel & Prom	MPI	merger	adjustments	change in SAE’s method of consolidation
Net intangible assets	328,232	0			53,526	381,758
Net property, plant & equipment	1,292,484	0			42	1,292,526
Non-current net financial assets	931	36,850	0		(20,221)	17,559
Investments in equity associates	94,028	270,942	(128,860)		(18,392)	217,719
Deferred tax assets	280	0			0	280
NON-CURRENT ASSETS	1,715,955	307,791	(128,860)	0	14,955	1,909,842
Net inventories	6,885	0			0	6,888
Net trade receivables and related accounts	43,377	314			205	43,896
Other current financial assets	60,197	5,645			(15,543)	50,300
Other current assets	58,400	337			3	58,739
Income tax receivable	1,163	0			356	1,518
Net cash and cash equivalents	229,938	251,296	(49,797)		1,068	432,506
CURRENT ASSETS	399,960	257,593	(49,797)	0	(13,911)	593,847
Assets held for sale and discontinued operations	0	0
TOTAL ASSETS	2,115,915	565,385	(178,656)	0	1,044	2,503,690

Share capital	93,603	11,534	37,157			142,293
Consolidated reserves	797,096	538,839	(215,813)	7,068		1,127,189
EQUITY, GROUP SHARE	890,698	550,373	(178,656)	7,068	(0)	1,269,482
Non-controlling interests	(3,181)	0				(3,181)
TOTAL NET EQUITY	887,516	550,373	(178,656)	7,068	(0)	1,266,301
Non-current provisions	10,282	109				10,391
Non-current bonds	233,989	0				233,989
Other non-current borrowings and financial debt	359,852	0				359,852
Non-current derivative instrument liabilities	1,612	0				1,612
Deferred tax liabilities	358,217	0				358,217
NON-CURRENT LIABILITIES	963,953	109	0	0	0	964,062
Current bond borrowings	69,631	0				69,631
Other current borrowings and financial debt	3,654	0				3,654
Trade payables	107,210	934		4,015	902	113,061
Current income tax liability	6,509	11,083		(11,083)		6,509
Other creditors and miscellaneous current liabilities	65,719	2,886			142	68,747
Current provisions	11,724	0				11,725
CURRENT LIABILITIES	264,447	14,903	0	(7,068)	1,044	273,327
Assets held for sale and discontinued operations	0	0
TOTAL LIABILITIES	2,115,915	565,385	(178,656)	0	1,044	2,503,690

Table of Maurel & Prom net equity and debt as at 31 August 2015	In thousands of euros	Maurel & Prom 31/08/2015
	1. Net equity and debt as at 31 August 2015
	Current liabilities	3,871
	Current liabilities subject to guarantees and/or pledges	2,236
	Unguaranteed/unsecured current liabilities	1,635
	Non-current liabilities	730,182
	non-current liabilities subject to guarantees and/or pledges	394,476
	Unguaranteed/unsecured non-current liabilities	335,706
	Equity	964,802
	Share capital	93,603
	Reserve (excluding net income for the period)	943,425
	Treasury shares	(69,500)
	Non-controlling interests	(2,727)
	2. Net financial debt
	A. Cash and cash equivalents	116,592
	B. Restricted cash	0
	C. Investment securities	0
	D. Liquidity (A+B+C)	116,592
	E. Current financial receivables	0
	F. Short-term financial liabilities	363
	G. Portion of mid- and long-term liabilities due in less than one year	3,508
	H. Other short-term financial liabilities	0
	I. Current short-term financial liabilities (F+G+H)	3,871

J. Current net financial debt (I-E-D)	(122,722)
K. Non-current bank loans due in more than one year	391,924
L. Bonds issued	335,707
M. Other non-current loans due in more than one year	2,551
N. Mid-and long-term net financial debt (K+L+M)	730,182
O. Net financial debt (J+N)	617,460

Important information

This press release does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.com).

PRESS CONTACTS, INVESTOR AND SHAREHOLDER RELATIONS

MPI

ir@mpienergy.com

Phone: +33 1 53 83 55 44

For more information: www.mpienergy.com

Listed on: NYSE Euronext – Compartment B – CAC All Shares – CAC PME

ISIN code: FR0011120914

MPI is eligible for the French “PEA PME” investment scheme

This document may contain forward-looking statements about MPI’s financial position, income, activities and industrial strategy. By nature, forward-looking statements contain risks and uncertainties to the extent that they are based on events or circumstances that may or may not happen in the future. These projections are based on assumptions we believe to be reasonable, but which may prove to be incorrect and which depend on a number of risk factors such as, fluctuations in crude oil prices, changes in exchange rates, uncertainties related to the valuation of our oil reserves, actual rates of oil production and the related costs, operational problems, political stability, legislative or regulatory reforms, or even wars, terrorism and sabotage.